UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

ATRINSIC, INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-51353	06-1390025
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

65 Atlantic Avenue, Boston, Massachusetts 02110
(Address of principal executive offices, including Zip Code)

(617) 823-2300
Registrant’s telephone number, including area code

Approximate Date of Mailing:  January 28, 2016

 ATRINSIC, INC.
65 Atlantic Avenue
Boston, Massachusetts 02110

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ATRINSIC, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record of shares of common stock of Atrinsic, Inc. (the “Company”, “we”, “us,” or “our”), a Delaware corporation, as of January 28, 2016 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a proposed merger transaction (the “Merger”) pursuant to a proposed Agreement and Plan of Merger (the “Merger Agreement”), among the Company, Protagenic Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Protagenic Therapeutics, Inc., a Delaware corporation (“Protagenic”).  Protagenic is engaged in the development of novel peptide-based, brain-active therapeutics for mood, anxiety and neurodegenerative disorders.  Pursuant to the terms of the proposed Merger, the Company will acquire all of the issued and outstanding capital stock of Protagenic (through a reverse acquisition transaction) in exchange for the stockholders of Protagenic acquiring a controlling interest in the Company on a post-closing basis.  As a result, Protagenic will become a wholly owned subsidiary of the Company.  Under the proposed terms of the Merger, there will be a change in the Company's Board of Directors at the effective time of the Merger (the “Effective Time”). At the Effective Time, (i) the board of directors shall be increased from two members to five members, (ii) Jonathan Schechter and Edward Gildea, both present directors, shall resign, (iii) five new individuals shall be appointed as directors, (iv) the present executive officers of the Company shall resign, and (v) in addition to the changes in directors, new executive officers shall be appointed.

The description of the foregoing transaction does not purport to be complete and will be qualified in its entirety by the terms of the Merger Agreement to be filed as an exhibit to our Current Report on Form 8-K which will be filed with the Securities and Exchange Commission (the “SEC”) within four business days of the execution thereof, if it is ever executed. In the event that we do not proceed with the Merger, the change in Company directors contemplated in this Information Statement will not take place.

The change of directors will occur at the Effective Time, which will occur, if at all, not less than ten days after the date on which this Information Statement is being filed with the SEC and mailed to all the holders of record of the Company’s common stock, par value $0.000001 per share (“Common Stock”).  This Information Statement is being mailed on or about January 28, 2016 to all holders of record on such date.  A stockholder vote is not required and will not be taken with respect to the appointment of the new directors.  You are not required to take any action with respect to the appointment of the new directors.

Voting Securities

There are currently issued and outstanding 400,000,000 shares of our common stock.  Each stockholder is entitled to one vote per share of common stock held on all matters to be voted on.

There are currently issued and outstanding 4,600,000,000 shares of our Series A Preferred Stock. The holders of the Series A Preferred Stock each have the right at any time, at the holder’s option, to convert any or all of its shares of Series A Preferred Stock into such number of fully paid and non-assessable shares of common stock to the extent that such conversion would not result in beneficial ownership by the holder of more than 9.99% of the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Cap”). Subject to the Beneficial Ownership Cap, the holders of the Series A Preferred Stock are entitled to vote on an as-converted basis together with the holders of the Company’s common stock as a class on all matters submitted to a vote of stockholders. Holders of the Series A Preferred Stock do not have cumulative voting rights.

The intended change in directors is not subject to a shareholder vote.  The Company has no other securities outstanding with voting rights.

Change in Control

There has been no change in control of the Company since the beginning of our last fiscal year.  Subject to the execution of the Merger Agreement and the satisfaction of the closing conditions set forth therein and upon the closing of the transactions contemplated by the Merger Agreement, stockholders of Protagenic will receive no less than a majority of the Company’s issued and outstanding common stock.  The closing of the Merger is anticipated to occur on or about February 14, 2016.

Directors and Executive Officers

The following table sets forth certain information for each proposed director of the Company after the forthcoming change in directors.

Name	Age	Position

Garo H. Armen	62	Executive Chairman of the Board of Directors
Robert B. Stein	65	Director
Khalil Barrage	51	Director
Gregory H. Ekizian	52	Director
Josh Silverman	45	Director
Set forth below are the business backgrounds for each proposed director.

Garo H. Armen, PhD, - Chairman of the Board of Directors, will join us at the Effective Time.  Dr. Armen is one of the founders of Protagenic and joined Protagenic in September 2004. Garo H. Armen is Chairman and Chief Executive Officer of Agenus Inc., a biotechnology company he co-founded in 1994. From mid-2002 through 2004, he also served as Chairman of the Board of directors of the biopharmaceutical company Elan Corporation, plc, which he successfully restructured. Prior to Agenus Inc, Dr. Armen established Armen Partners, a money management firm specializing in biotechnology and pharmaceutical companies, and was the architect of the widely publicized creation of the Immunex Lederle oncology business in 1993. Earlier, he was a senior vice president of research at Dean Witter Reynolds, having begun his career on Wall Street as an analyst and investment banker at EF Hutton. In 2002, Dr. Armen founded the Children of Armenia Fund, a nonprofit organization dedicated to significantly rebuilding and revitalizing impoverished rural Armenian towns to provide immediate and sustainable benefits to children and youth. He received the Ellis Island Medal of Honor in 2004 for his humanitarian efforts, and received the Sabin Humanitarian Award from the Sabin Vaccine Institute in 2006 for his achievements in biotechnology and progressing medical research. Dr. Armen was also the Ernst & Young 2002 New York City Biotechnology Entrepreneur of the Year, and received a Wings of Hope Award in 2005 from The Melanoma Research Foundation for his ongoing commitment to the melanoma community. Dr. Armen received a PhD in physical chemistry from the Graduate Center, City University of New York, after which he worked as a research fellow at Brookhaven National Laboratories in Long Island, NY.

Khalil Barrage, Director, will join us at the Effective Time. Mr. Barrage joined Protagenic in July, 2007. Mr. Khalil Barrage has served as a Managing Director of The Invus Group, LLC since 2003, in charge of the Public Equities Group that he set up in September 2003. Invus manages over $3B of capital, with a primary focus is on private equity investments, biotechnology and health care. In addition, Invus manages a fund-of-funds liquid alternative investment and, most recently, the newly established public equities portfolio activity. Mr. Barrage is a value investor. He started his career in 1988 with The Olayan Group, a multibillion private group. He was in charge of the group’s US public equities portfolio, overseeing more than $2 billion of assets. Mr. Barrage holds a BA from American University of Beirut.

Robert B. Stein, PhD. MD, Director, will join us at the Effective Time.  Dr. Robert B. Stein is Chief Scientific Officer of Agenus Inc. Dr. Robert B. Stein leads Agenus’ Research, Preclinical Development and Translational Medicine functions. He helps shape clinical development strategy for vaccines and adjuvants. Additionally, he's leading integration of the 4-Antibody acquisition, which includes the company’s fully human antibody drug discovery and optimization technology platform, and portfolio of immune checkpoint antibody programs. Over his 30 years of experience in the biopharmaceutical industry he played a pivotal role in bringing to the market Sustiva®, Fablyn®, Viviant®, PanRetin®, TargRetin®, Promacta®and Eliquis®. Prior to joining Agenus he held executive management positions at Ligand Pharmaceuticals, DuPont Merck, Incyte Pharmaceuticals, Roche Palo Alto and KineMed. Dr. Stein began his career at Merck, Sharp and Dohme. He holds an MD and a PhD in Physiology & Pharmacology from Duke University.  Dr. Stein filed a personal voluntary bankruptcy petition under Chapter 7 in August of 2012 and the bankruptcy was discharged in May 2013.

Gregory H. Ekizian, CFA – Director, will join us at the Effective Time.  Mr. Ekizian is presently a private investor. From 2012 to 2014, Mr. Ekizian was associated with Victory Capital Management, serving as the Chief Investment Officer and Lead Portfolio Manager for the Victory Dividend Growth Fund, a strategy which was managed for conservative growth and income across mutual fund and separate accounts.  Prior to Victory, he was a private investor from 2009 through 2012.  From 1997 through 2009, Mr. Ekizian was the co-leader of the Growth team at Goldman Sachs Asset Management where he served as a Chief Investment Officer and Senior Portfolio Manager.  Over his tenure at GSAM, the Growth team grew assets from $2.2 billion to a peak of $29 billion across multiple Growth products.  Prior to his service with GSAM, Mr. Ekizian was a principal member in the start-up of Liberty Investment Management in 1994, and as a Senior Portfolio Manager, remained with the firm through its acquisition by Goldman Sachs in 1997.  Mr. Ekizian started his investment management career in 1990 at Eagle Asset Management as an analyst covering health care, media, staples and consumer discretionary industries.  Mr. Ekizian received a Bachelor of Science in Finance from Lehigh University and MBA from the University of Chicago Graduate School of Business and is a CFA Charterholder.

Joshua Silverman, Director, will join us at the Effective Time. He is the Co–founder, and is a Principal and Managing Partner of Iroquois Capital Management, LLC, the Registered Investment Advisor to Iroquois Capital LP and Iroquois Capital (Offshore) Ltd. (collectively, “Iroquois”). Mr. Silverman has served as Co–Chief Investment Officer of Iroquois since inception in 2003. From 2000 to 2003, Mr. Silverman served as Co–Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to forming Iroquois, Mr. Silverman was a Director of Joele Frank, a boutique consulting firm specializing in mergers and acquisitions. Previously, Mr. Silverman served as Assistant Press Secretary to The President of The United States. Mr. Silverman received his B.A. from Lehigh University in 1992.  In the past five years, Mr. Silverman has served as a director on the following companies that were required to file periodic and current reports with the U.S. Securities and Exchange Commission: MGT Capital Investments, Inc. and National Holdings Corporation. Based on Mr. Silverman’s overall background and experience as an executive in the financial industry, Board believes that Mr. Silverman has the requisite experience, qualifications, attributes and skill necessary to serve as a member of the Board.

Involvement in Certain Legal Proceedings

None of the proposed post-Merger directors has, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
Except as set forth above with respect to Dr. Stein, had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Terms of Office

The Company’s new directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.  Each of the Company’s directors will hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation Law.

The Company’s new executive officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Delaware General Corporation law.

Certain Relationships and Transactions

Pursuant to the terms of a Membership Interest Purchase Agreement dated July, 2013, we acquired a 51% equity interest in MomSpot in exchange for our commitment to contribute up to $165,000 of working capital to MomSpot over a two-year period to fund its business development and operations (none has been funded to date). Simultaneous with the acquisition, we became a party to the MomSpot, LLC Operating Agreement and the manager thereunder. B.E. Global LLC, an entity controlled by Barry Eisenberg, owns the remaining 49% of the equity interest in MomSpot.

Pursuant to a Letter of Agreement dated August 1, 2013 with Chord Advisors, LLC (“Chord”) we engaged Chord to provide us with accounting policy and financial reporting and bookkeeping services. Further, as of July 1, 2014, David Horin, one of the principals of Chord, assumed the role of our principal accounting officer. The Letter of Agreement has a term of twelve months and provides for us to pay to Chord: (i) $500 per month for our basic accounting functionality and $500 per month for MomSpot’s basic accounting functionality; (ii) a flat fee of $7,500 for services rendered in connection with the preparation of our Registration Statement on Form 10 filed July 2, 2014; and (iii) $6,000 per month commencing September 1, 2014, the effective date of the Form 10 Registration Statement.

Josh Silverman, one of our proposed post-Merger directors, is an affiliate of Iroquois Master Fund Ltd (“Iroquois”). We have issued Iroquois a series of Secured Convertible Notes in an aggregate principal amount of $332,500.  These Secured Convertible Notes have maturity dates of August 31, 2016 and bear interest at the rate of 5.0% per annum, payable at maturity. The outstanding principal and accrued interest of each Secured Convertible Note is convertible, subject to a 4.99% beneficial ownership cap into shares of our common stock at an initial conversion price of $5.00 per share (subject to adjustment), at the option of Iroquois.  The obligations of the Company under the Secured Convertible Notes are secured by a first priority security interest in all of the property of the Company

There are no family relationships between any of our current directors or executive officers and proposed directors or executive officers.  During our past two fiscal years, other than as set forth above, there were no transactions involving our present officers, directors and principal shareholders that are required to be disclosed pursuant to applicable SEC rules and regulations.

The proposed directors are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiaries or have a material interest adverse to the Company or its subsidiaries. Further, the proposed directors have not engaged in any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to applicable SEC rules and regulations and that have not been disclosed.

Review, Approval, or Ratification of Transactions

To ensure, among other things, that potential conflicts of interest are avoided or declared, our Board of Directors adopted a Code of Business Conduct and Ethics.  Our Code of Business Conduct and Ethics embodies our commitment to ethical principles and sets forth the responsibilities of our officers, directors and employees.  Our Code of Business Conduct and Ethics addresses general business ethical principles and other relevant issues.

Although we have adopted a Code of Ethics, we still rely on our Board of Directors to review related party transactions on an ongoing basis to prevent conflicts of interest.  Our Board of Directors reviews a transaction in light of the affiliations of the director, officer, or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board of Directors for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred.  If our Board of Directors finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any.  Our Board of Directors approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.  The Board of Directors has adopted a resolution that, in the future, any transactions between us and another person or entity who is deemed to be an “affiliate” or a related party must be approved by a majority of our disinterested directors.

Director Independence

As a non-listed company, we are not subject to the rules regarding director independence. Nevertheless, the board of directors has determined that Jonathan Schechter is independent as that term is defined in the listing standards of the NASDAQ. Generally, a director is considered independent as long as he or she does not have a relationship with us or management that would interfere with the exercise of independent judgment in carrying out the director’s responsibilities.

In determining director independence, the board of directors considered the compensation paid to Mr. Schechter for the year ended June 30, 2015, disclosed in “Board Compensation” below, and determined that such compensation was for services rendered to the board of directors and therefore did not impact his ability to continue to serve as independent directors.

Following the change in our Board of Directors, we do not believe that any of our directors will qualify as independent directors.

Committees of the Board of Directors

We have not established any committees, such as an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and stockholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock.  Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, our executive officers and directors, and persons who own more than 10% of our common stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company.  Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.  Accordingly, we seek to attract and retain highly qualified directors.

In carrying out its responsibilities, the Board of Directors will consider candidates suggested by stockholders.  If a stockholder wishes to formally place a candidate's name in nomination, however, such stockholder must do so in accordance with the provisions of the Company's Bylaws.

Board Leadership Structure and Role on Risk Oversight

Mr. Edward Gildea currently serves as the Company’s Chief Executive Officer and Director, and Mr. David Horin currently serves as the Company’s Chief Financial Officer.  At present, we have determined this leadership structure is appropriate for the Company due to our small size and limited operations and resources.  Subsequent to the forthcoming change in directors, it is anticipated that Mr. Garo H. Armen will serve as our Executive Chairman of the Board of Directors, we will appoint a new Chief Financial Officer, and Robert B. Stein, Khalil Barrage, Gregory H. Ekizian and Josh Silverman will serve as our other directors.  The proposed directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

Our current directors are exclusively involved in the general oversight of risks that could affect our Company as Edward Gildea and Jonathan Schechter are the sole directors and Edward Gildea and David Horin are the sole officers of the Company.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors.  Directors are not paid for meetings attended.  All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

The following table provides compensation information for the year ended June 30, 2015 for each of the independent members of the board of directors.

Name	Fees Earned or Paid in Cash	Option Awards
(a)	($)	($)	Total ($)
Jonathan Schechter(1)	-	-	-

(1)	At June 30, 2015, Mr. Schechter held a stock option to purchase 50,000,000 shares of our Common Stock at an exercise price of $0.002 per share.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or record or beneficial owner of 5% or more of the Company’s outstanding common stock is a party adverse to the Company or has a material interest adverse to the Company, or an affiliate of such persons.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our Board of Directors by writing to: Edward A. Gildea, 65 Atlantic Avenue, Boston, Massachusetts 02110, Attention: Board of Directors.

Compensation Committee Interlocks and Insider Participation

We do not have a Compensation Committee. All compensation matters are approved by the full Board.

Executive Compensation

The table below sets forth the compensation earned by our Chief Executive Officer for the fiscal years ended June 30, 2015 and 2014 (the “named executive officer”). None of our executive officers’ total compensation exceeded $100,000 for the fiscal year ended June 30, 2015.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards ($)	Awards ($) (2)	Compensation ($)	Total ($)
Edward Gildea,	2015	42,000	-	-	-	-	42,000
Chief Executive Officer (1)	2014	14,000	-	-	99,959	-	113,959

(1)	Mr. Gildea was appointed Chief Executive Officer effective March 1, 2014

(2)	Reflects the value of stock options that was charged to income as reported in our financial statements and calculated using the provisions of FASB ASC 718 “Share-based Payments.”

We are not a party to any employment agreements.

We have no plans in place that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers or any other persons following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Description of Capital Stock

Authorized Capital Stock

As of January 27, 2016, our authorized capital stock consisted of 100,000,000,000 shares of common stock, par value $0.000001 per share, and 5,000,000,000 shares of “blank check” preferred stock, par value $0.000001 per share, of which 4,600,000,000 shares have been designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”), of which there were 400,000,000 shares of Common Stock and 4,600,000,000 shares of Series A Preferred Stock outstanding.

Description of Common Stock

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Common Stock that are present in person or represented by proxy. Except as otherwise provided by law, amendments to the Certificate of Incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of Common Stock. The Amended and Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors. The Common Stock holders will be entitled to such cash dividends as may be declared from time to time by the Board from funds available. Holders of our Common Stock have no preemptive rights to purchase shares of our Common Stock. The issued and outstanding shares of our Common Stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock.  Upon our liquidation, dissolution or winding up, the Common Stock holders will be entitled to receive pro rata all assets available for distribution to such holders.

Description of Preferred Stock

Pursuant to our Amended and Restated Certificate of Incorporation, we are authorized to issue up to 5,000,000,000 shares of “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by the company’s board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock.

Series A Preferred Stock

The holders of the Series A Preferred Stock each have the right at any time, at the holder’s option, to convert any or all of his shares of Series A Preferred Stock into such number of fully paid and non-assessable shares of common stock to the extent that such conversion would not result in beneficial ownership by the holder in excess of the Beneficial Ownership Cap. Subject to the Beneficial Ownership Cap, the holders of the Series A Preferred Stock are entitled to vote on an as-converted basis together with the holders of our common stock as a class on all matters submitted to a vote of our stockholders. Holders of the Series A Preferred Stock do not have cumulative voting rights. On an as-converted basis, the holders are entitled to any dividends that may be declared on our common stock by our board of directors without regard to the Beneficial Ownership Cap. Upon our dissolution, liquidation or winding up, after payment or provision for all liabilities and any preferential liquidation rights of any shares of a more senior class of our preferred stock that we may issue in the future, the holders of the Series A Preferred Stock shall have priority with respect to the distribution of our net assets over the holders of our common stock.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by the named executive officer as of June 30, 2015.

Number of Securities
		Underlying Unexercised		Option Exercise	Option Expiration
Name and Principal Position	Year	Options (#) Exercisable		Price ($)	Date
Edward Gildea,	2015	50,000,000	(2)	0.002	February 11, 2019
Chief Executive Officer (1)		50,000,000	(3)	0.002	February 28, 2019

(1) Mr. Gildea was appointed Chief Executive officer effective March 1, 2014.
(2) Awarded on February 11, 2014.
(3) Awarded on February 28, 2014.

Security Ownership of Principal Stockholders, Directors, and Officers

The following table presents information regarding the beneficial ownership of our Common Stock as of January 27, 2016. The number of shares in the table represents the number of shares of Common Stock owned by:

•	each person who is known to us to be the beneficial owner of more than 5% of our outstanding Common Stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Shares of Common Stock under outstanding shares of Series A Preferred Stock (subject to the Beneficial Ownership Cap), warrants, convertible notes or options currently exercisable or exercisable within 60 days of January 27, 2012 are deemed outstanding for purposes of computing the percentage ownership of the person holding such preferred stock, warrants, convertible notes or options but are not deemed outstanding for computing the percentage ownership of any other person. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding at January 27, 2016. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

The information presented in this table is based on 400,000,000 shares of our Common Stock outstanding on January 27, 2016. Unless otherwise indicated, the address of each of the named executive officers and directors and 5% or more stockholders named below is c/o Atrinsic, Inc., 65 Atlantic Avenue, Boston, Massachusetts 02110.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class

Edward Gildea, Chief Executive Officer and Director	100,000,000	(1)	20.00%
Jonathan Schechter, Director	50,000,000	(2)	11.11%
All directors and executive officers as a group (2 persons)	150,000,000	(3)	27.27%

5% Stockholders:
Sebastian Giordano	125,000,000	(4)	23.81%
Hudson Bay Capital Management LP. (5)(7)	44,395,067	(7)	9.99%
Iroquois Capital Management LLC (6)(7)	44,395,067	(7)	9.99%
469 Holdings LLC (8)	22,693,437		5.67%
Brilliant Digital Entertainment Altent, Inc.(9)	62,519,414		15.63%
Google, Inc.(10)	100,047,815		25.01%
MediaNet Digital, Inc. (11)	20,071,696		5.02%
Yahoo, Inc. (12)	20,029,560		5.01%

(1)	Consists of 100,000,000 shares of Common Stock issuable under currently outstanding options.
(2)	Consists of 50,000,000 shares of Common Stock issuable under currently outstanding options.
(3)	Consists of an aggregate of 150,000,000 shares of Common Stock issuable under currently outstanding options.
(4)	Consists of 125,000,000 shares of Common Stock issuable under currently outstanding options. Mr. Giordano resigned as chief executive officer effective March 1, 2014.
(5)
Hudson Bay Capital Management LP (the “Investment Manager”) serves as the investment manager to Hudson Bay Master Fund Ltd. (the “HB Fund”), in whose name the reported securities are held, and may be deemed to be the beneficial owner of all shares of Common Stock held by the HB Fund. The principal business address of the Investment Manager and the HB Fund is 777 Third Avenue, 30th Floor, New York, New York 10017.

(6)
Iroquois Capital Management LLC, a Delaware limited liability company (“Iroquois”) serves as the investment adviser that provides investment advisory services to Iroquois Master Fund Ltd. (the “Iroquois Fund”), in whose name the reported securities are held, may be deemed to be the beneficial owner of all shares of Common Stock held by the Iroquois Fund. The principal business address of Iroquois in 205 East 42nd Street, 20th Floor, New York, New York 10017.

(7)
Consists of shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock held by such stockholder. Hudson Bay Capital Management L.P. owns 2,312,834,301 shares of the Series A Convertible Preferred Stock and Iroquois Capital Management LLC owns 2,287,165,699 shares of the Series A Convertible Preferred Stock. Excludes the number of shares of Common Stock issuable upon conversion of all the shares of Series A Preferred Stock held by the stockholder in excess of 44,395,067 because of the “Beneficial Ownership Cap” limitation applicable to all shares of Series A Preferred Stock pursuant to which the holder thereof does not have the right to convert shares of Series A Preferred Stock to the extent that such conversion would result in beneficial ownership by the holder thereof, or any of its affiliates and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

(8)	The address of 469 Holdings LLC is: c/o Belkin Burden Wenig & Goldman, Attn: S. Stewart Smith, Esq. 270 Madison Avenue, New York, NY 10016.
(9)	The address of Brilliant Digital Entertainment Altent, Inc. is: 12711 Ventura Blvd., Suite 210, Studio City, CA 91604.
(10)	The address of Google, Inc. is: PO Box 39000, San Francisco, CA 94139.
(11)	The address of MediaNet Digital, Inc. is: 1697 Broadway, 10th Floor, New York, NY 10019.
(12)	The address of Yahoo, Inc. is: 701 1st Ave, Sunnyvale, CA 94089.

Other Information

We file periodic reports, proxy statements, and other documents with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at 65 Atlantic Avenue, Boston, Massachusetts 02110.